July 11, 2017
ATTORNEYS AT LAW

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082961-0140

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Lauren Hamill U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-218702), Filed June 13, 2017

Ladies and Gentlemen:

Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to the special meeting of shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund (each a “Rainier U.S. Fund” and, collectively, the “Rainier U.S. Funds”), at which the shareholders of the Rainier U.S. Funds are being asked to approve an Agreement and Plan of Reorganization pursuant to which (1) the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund would be reorganized into the Hennessy Cornerstone Mid Cap 30 Fund and (2) the Rainier Large Cap Equity Fund would be reorganized into the Hennessy Cornerstone Large Growth Fund (the Hennessy Cornerstone Mid Cap 30 Fund and the Hennessy Cornerstone Large Growth Fund are referred to herein as the “Hennessy Funds”).

On behalf of the Company, set forth below are the Company’s responses to certain oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).  The Filing will go effective automatically on Thursday, July 13, 2017.  The Company will then file the definitive Proxy Statement and Prospectus, along with the Statement of Additional Information, under Rule 497 of the Securities Act of 1933.  The definitive documents will contain the changes made in response to the comments of the Staff, as reflected in the attached redlined Proxy Statement and Prospectus (the “Redline”).

Filing

1.    Please clarify whether there is a written expense limitation agreement reflecting the fee and expense cap for the Hennessy Cornerstone Mid Cap 30 Fund.

Response:  The Hennessy Cornerstone Mid Cap 30 Fund has not entered into a written expense limitation agreement, but the expense limitation is reflected in a written resolution passed by the Board of Trustees.  We have revised the disclosure to reflect this fact.  Please see attached Redline.

2.    Please clarify whether shareholder approval of all of the Rainier U.S. Funds is required for the reorganization.

Response:  All three Rainier U.S. Funds must approve the reorganization, or the reorganization will not proceed.  We have revised the disclosure in question to more clearly reflect this fact.  We also note that the prospectus states the following on page 6 of the Questions and Answers, and pages 25 and 52 of the Proxy Statement and Prospectus (page references are to the attached Redline): “If sufficient votes are not obtained to approve the Plan by all of the Rainier U.S. Funds, the Reorganization will not be consummated.”

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2017

3.    Please modify the reference to “both of the Funds” located in Question 7 on page 6 of the Preliminary Q&A.

Response:  In response to the Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

4.    On a supplemental basis, please clarify why Rainier Investment Management Mutual Funds (“Rainier”) believes Section 15(f) applies and intends to rely on Section 15(f) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response: Rainier intends to rely on Section 15(f) of the Investment Company Act because it is receiving consideration in connection with the transfer of certain of its assets that relate to the Rainier U.S. Funds, and Section 15(f) relates to the sale of any interest in an investment adviser that results in an assignment of a fund’s advisory contract.

Section 15(f) was added to the Investment Company Act in 1975 as a non-exclusive safe harbor to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.”  Senate Report 94-75.  The Congressional purpose in enacting Section 15(f) was to permit sales of mutual fund investment advisory businesses to the extent that the mutual funds being advised were themselves not unfairly burdened as a result of the transaction.  Senate Report 94-75 at p. 7.

As has been noted by the Staff, Section 15(f) is a non-exclusive safe harbor.  “Section 15(f) of the 1940 Act establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment adviser to a registered investment company (“fund”) or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the fund’s advisory contract, provided that two conditions are satisfied.”  Citigroup Inc. No-Action Letter (publicly available July 26, 2006).

So, while Rainier is not being acquired by Hennessy Advisors, Inc., Hennessy Advisors is acquiring assets from Rainier that relate to the Rainier U.S. Funds, which results in an assignment of the Rainier U.S. Funds’ investment advisory agreements.  As a result, Rainier intends to rely on the Section 15(f) safe harbor in connection with receiving consideration in exchange for the assets related to the Rainier U.S. Funds.

5.    Please consider whether there is a more efficient approach to highlight the material differences in investment objectives and principal investment strategies.

Response:  We have revised the disclosure to provide a brief summary, in tabular format, of the differences in principal investment strategies.  Please see attached Redline.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2017

6.    On a supplemental basis, please confirm whether the Company expects multiple rebalances of the Hennessy Funds.

Response:  The Company does not expect to have multiple rebalances of the Hennessy Funds.

7.    On a supplemental basis, please explain to the Staff why the definition of MidCap of $1 billion to $10 billion is appropriate.

Response:  It has been determined that the current threshold between $1 billion and $10 billion for the definition of mid cap issuers is reasonable and appropriate.  We note that as of a recent date, the Russell Midcap® Index, which the Mid Cap Fund uses for comparison purposes, included companies with a market capitalization range of between approximately $1.56 billion and $42.55 billion and the S&P MidCap 400 Index had a market capitalization range of between approximately $1.13 billion and $10.89 billion.

8.    Please explain what qualifies as a “larger” company, as referred to on page 7 of the prospectus, and revise the disclosure to provide more detail about the Capital IQ Database.

Response:  In response to the Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

9.    In the narrative discussion regarding principal risks, please highlight the lead-in language to ensure it is clear which risks apply to which funds.

Response:  In response to Staff’s comments, we have underlined and made bold the lead-in language.  Please see attached Redline.

10.    Please explain why portfolio turnover is a risk for the Hennessy Cornerstone Mid Cap 30 Fund.

Response:  In response to the Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

11.    On a supplemental basis, please confirm whether the Company expects any repositioning of the Hennessy Funds as a result of the reorganization?

Response:  The Company does not expect any repositioning as a result of the reorganization.  As there will be no repositioning, the Company has not included information on costs related to rebalancing, such as transaction costs.

12.    On a supplemental basis, please confirm whether the valuation policies of the Hennessy Funds are sufficiently different from those of the Rainier U.S. Funds such that holdings of the Rainier U.S. Funds when held in the Hennessy Funds would have a materially different valuation.

Response:  The valuation polices of the Rainier U.S. Funds and the Hennessy Funds are substantially similar.  The Company does not believe that the valuation of portfolio securities held by the

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2017

Rainier U.S. Funds would be materially different than the valuations of such securities that would be applied by the Hennessy Funds.

13.    In the footnotes to the fee tables, please do the following: (1) clarify whether gross numbers are used and from what period such numbers are from, (2) clarify the reference to “other waivers” in the footnote related to the Rainier Large Cap Equity Fund, and (3) specify the end date for the expense caps that were extended for up to a one-year period.

Response:  In response to Staff’s comments, we have revised the disclosures as requested.  Please see attached Redline.

14.    On a supplemental basis, please confirm whether the most recent expense numbers for the Hennessy Funds were used in drafting the disclosure for the Filing.

Response:  The Company confirms that the most recent expense numbers for the Hennessy Funds were used in drafting the disclosure for the Filing.

15.    Please identify what factors might increase net expense ratios in the fee tables section.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

16.    Please revise the institutional share column in the fee table for the Rainier Large Cap Equity Fund so that the numbers sum correctly.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

17.    Please consider whether there is a more efficient and clear approach to present the fee tables.

Response:  The Company reviewed the disclosure and believes that the current disclosure is clear, in light of the number of funds involved in the transaction

18.    Please provide a footnote to the capitalization table that explains why an adjustment was made to the amount of shares outstanding.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

19.    Please provide the calendar year performance and portfolio turnover information for the Rainier U.S. Funds.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
July 11, 2017

20.    On a supplemental basis, please confirm that the advisors to the Hennessy Funds and the Rainier U.S. Funds will bear the costs of the reorganization.

Response:  The Company confirms that the advisors will be responsible for paying the costs related to the reorganization.  While the Agreement and Plan of Reorganization provides that the funds or the advisors may bear the costs, only the advisors will bear the cost.

21.    Move the disclosure on the approval of the advisory agreement for the Hennessy Funds to precede the disclosure on portfolio managers.

Response:  In response to Staff’s comments, we have revised the disclosure as requested.  Please see attached Redline.

22.    With regard to the Exhibit list, please provide the file number for each document that is incorporated by reference.

Response:  In future filings, the Company will include the file number for each document that is incorporated by reference.  Specifically, the Company will include this information in the amendment that is filed to attach the final, executed tax opinion.

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer